FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 29 May 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        S198 Notification by Barclays     29 May 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    29 May 2003
Sarah BillingtonManager Shareholder Services

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ALMIXFTTL-18048-CHASE MANHATTAN - 73,715
ASUKEXTTL-20947-CHASE MANHATTAN - 21,418,283
Bank of Ireland - 147,724
BARCLAYS CAPITAL NOMINEES LTD - 165,835
Barclays Global Investors Japan - 23,215
Barclays Trust & Co & Others - 2,546
BARCLAYS TRUST Co as Exec/Adm - 125
Barclays Trust Co E99 - 267
BLENTFUKQ-16344-CHASE MANHATTAN - 276,329
BLENTPUKQ-16345-CHASE MANHATTAN - 618,237
BLEQFDUKQ-16331-CHASE MANHATTAN - 345,191
BLEQPTUEA-16341-CHASE MANHATTAN -1,228,158
BLEQPTUKQ-16341-CHASE MANHATTAN - 974,416
BLINTNUKQ-Z1AJ-dummy - 30,115
BLINTPUKQ-16342-CHASE MANHATTAN - 57,518
BLUKINTTL-16400-CHASE MANHATTAN - 9,881,995
BOSTON SAFE DEPOSIT AND TRUST - 130,551
CHASE MANHATTAN BANK - 2,595,112
CHASE MANHATTAN BANK - 895,987
CHASE MANHATTAN BANK - 287,275
CHASE MANHATTAN BANK - 185,815
CHASE MANHATTAN BANK - 11,430
CHASE MANHATTAN BANK - 7,849
CHATRKTTL-16376-CHASE MANHATTAN - 544,348
CLYDESDALE NOMINEES - 4,080
INVESTOR BANK AND TRUST CO - 48,608
INVESTOR BANK AND TRUST CO - 9,883
INVESTOR BANK AND TRUST CO - 81,725
INVESTOR BANK AND TRUST CO - 284,480
INVESTOR BANK AND TRUST CO - 51,758
INVESTOR BANK AND TRUST CO - 214,672
INVESTOR BANK AND TRUST CO - 15,321
JPMORGAN CHASE BANK - 90,287
JPMORGAN CHASE BANK - 7,153
JPMORGAN CHASE BANK - 62,703
JPMORGAN CHASE BANK - 217,776
JPMORGAN CHASE BANK - 80,914
JPMORGAN CHASE BANK - 162,389
JPMORGAN CHASE BANK - 15,206
JPMORGAN CHASE BANK - 68,269
JPMORGAN CHASE BANK - 59,985
JPMORGAN CHASE BANK - 17,022
JPMORGAN CHASE BANK - 19,638
JPMORGAN CHASE BANK - 19,810
JPMORGAN CHASE BANK - 6,194
JPMORGAN CHASE BANK - 16,943
JPMORGAN CHASE BANK - 6,011
JPMORGAN CHASE BANK - 257,773
JPMORGAN CHASE BANK - 11,049
MITSUBISHI TRUST INTERNATIONAL - 2,913
MITSUBISHI TRUST INTERNATIONAL - 15,553
MITSUBISHI TRUST INTERNATIONAL - 26,857
STATE STREET - 41,582
STATE STREET - 11,618
STATE STREET - 1,044
STATE STREET BANK AND TRUST - 545,222
SUMITOMO TB - 24,401
SUMITOMO TB - 10,169
SUMITOMO TB - 17,708
SUMITOMO TB - 20,170
SWAN NOMINEES LIMITED - 2,516
UBS LIMITED - 273,760
ZEBAN NOMINEES LIMITED - 8,548
TOTAL - 42,733,656

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a

7. Number of shares / amount of stock disposed

8,868,902

8. Percentage of issued class

0.81%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

29 May 2003

12. Total holding following this notification

42,733,656

13. Total percentage holding of issued class following this notification

3.95%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

29 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.